CARL C. ICAHN
767 Fifth Avenue, 47th Floor
New York, New York 10153

                                                     June 19, 2014

Mr. Howard Levine
Family Dollar Stores, Inc.
10401 Monroe Road
Matthews, North Carolina 28105

Dear Howard:

Although we appreciated the cordial nature of our discussion at last night’s dinner, it was apparent that we have a strong difference of opinion as to the future of our company.

Family Dollar has consistently underperformed its peers on most, if not all, operating metrics (same store sales, total revenue growth, sales per store, sales per square foot, operating margins, capital structure efficiency, etc.) and faces growing competition. In addition, the company’s shares have underperformed not only the shares of its peers but also the S&P 500 index over the last 1-year and 3-year periods.

But perhaps more importantly, we believe that for a number of reasons we discussed last night it is imperative that Family Dollar be put up for sale immediately.

We believe there would be significant interest from strategic and financial buyers who could recognize massive synergies from an acquisition of the company. And it is clear that now is a perfect time to sell, given the advantageous stock market and interest rate environment. We also believe, based on the makeup of Family Dollar’s shareholder base as well as the precipitous rise in the market value of the company’s shares after we announced our position, that an overwhelming majority of the company’s shareholders would be in favor of a sale. Consolidation in this space is inevitable and we believe that now is not the time for continued passivity. We believe the company has been in limbo for far too long.

As we mentioned to you last night, we would like to work in a friendly and collaborative manner with you and, in order to effectuate this, we believe that three of our representatives should be added to the company’s board of directors immediately. We would expect that these individuals become part of a newly formed board committee that would be tasked with immediately beginning a process to approach the most likely buyers of the company. Our experience and competence in this arena should be obvious to all. However, we don’t believe there is any time to waste and don’t wish to wait until the next annual meeting. Therefore, if we cannot achieve this collaboratively, we intend to take this matter directly to shareholders by commencing a written consent solicitation within the next few weeks to remove all of the members of Family Dollar’s board of directors and replace them with individuals that will have a shareholder mandate to sell the company.

Bringing our proposal for an immediate sale of Family Dollar directly to stockholders will allow them to evaluate the merits of our suggestion and permit them a say in the future of their company, an approach that all responsible fiduciaries should support. Nevertheless, we view that as a last resort. We welcome an opportunity to engage directly with you and your financial and legal advisors to discuss constructively the merits of our ideas. But time is of the essence. We hope to hear from you shortly.

Finally, Family Dollar’s bylaws purport to require that any stockholder’s notice with respect to an intent to make a nomination of any person for election as a director of the company through a written consent solicitation must include “a completed and signed questionnaire, representation and agreement” to furnish certain information to the company. Because we are considering a written consent solicitation, we hereby request this form of questionnaire, representation and agreement. Kindly forward the same, as promptly as possible, to Mr. Jesse A. Lynn, Assistant General Counsel, Icahn Enterprises LP, 767 Fifth Avenue, 47th Floor, New York, New York 10153, or via electronic mail at jlynn@sfire.com.

Very truly yours,

Carl C. Icahn